Exhibit 99.1

News Release Questar Corporation 333 South State Street P.O. Box 45433 Salt Lake City, Utah 84145-0433

Feb. 1, 2016

Contact: Darren Shepherd
Business: (801) 324-5167

Dominion Contact: Ryan Frazier
Business: (804) 819-2521

Questar Corporation and Dominion Resources to Combine

SALT LAKE CITY - Utah-based Questar Corp. (NYSE: STR) and Virginia-based Dominion Resources, Inc. (NYSE: D) today announced an agreement to combine companies. Dominion has agreed to pay Questar shareholders $25.00 per share - about $4.4 billion - and assume Questar’s outstanding debt. Other terms of the agreement include:

•	Maintaining Questar Gas Company’s corporate headquarters in Salt Lake City;

•	Establishing Dominion’s Western Region operating headquarters in Salt Lake City;

•	Adding Dominion’s name to Questar Gas, “Dominion Questar Gas;”

•	Giving employees due and fair consideration for continued employment and promotion opportunities within the new organization;

•
Appointing a current Questar board member to serve on Dominion’s board and another to serve on the board of Dominion Midstream GP, LLC, the general partner of Dominion Midstream Partners, LP (NYSE: DM);

•	Substantially increasing Questar’s current community giving; and

•	Establishing an advisory board comprising local community and business leaders to provide feedback on community issues.

Questar serves nearly 1 million homes and businesses in Utah, Wyoming and Idaho; operates more than 3,400 miles of transmission pipelines; and produces, develops and stores natural gas. Dominion, named Fortune’s “most admired gas and electric utility,” is one of the nation’s largest energy companies, providing electric and natural gas service throughout the mid-Atlantic region. The combined company will expand Dominion’s footprint into the West, and enhance Questar’s access to capital for more infrastructure reliability and growth.

“Questar is excited to be joining the Dominion family of companies and serve as the hub of its Western operations,” said Ron Jibson, Questar chairman, president and CEO. “Our customers will continue to enjoy the same safe, reliable and low-cost services provided by the same high-performing Questar people who make our company great. Our similar cultures and commitment to customers, employees, communities and shareholders make this a win-win transaction.”

“Dominion is very pleased to combine with Questar to establish a national footprint,” said Thomas F. Farrell II, chairman, president and chief executive officer of Dominion. “Like Dominion, Questar has a history of safe and reliable operations, integrity and a firm commitment to its employees and the communities it serves. Questar’s customers can count on a continuation of the high-quality service they have enjoyed for years.

“This addition is well-aligned with Dominion’s existing strategic focus on core regulated energy infrastructure operations,” Farrell added. “Questar boasts best-in-sector customer growth in states with strong pro-business credentials and constructive regulatory environments. These high-performing regulated assets will improve Dominion’s balance between electric and gas operations and provide enhanced scale and diversification into Questar’s regulatory jurisdictions.”

The combined company would serve about 2.5 million electric utility customers and 2.3 million gas utility customers in seven states. It also would operate more than 15,500 miles of natural gas transmission, gathering and storage pipelines, one of the nation’s largest natural gas storage systems, and approximately 24,300 megawatts of generation.

Pending customary regulatory approvals, antitrust clearance and approval by Questar’s shareholders, the transaction is expected to close by year-end 2016.

Jibson will continue as Questar chairman, president and CEO through the closing of the transaction.

Separate from this transaction, Dominion has invested or is investing about $1 billion in three solar generating facilities located in Beaver, Iron and Millard counties, Utah. These solar facilities are backed by long-term power purchase agreements with local electric utilities.

About Questar
Questar Corp. is a Rockies-based integrated natural gas company operating through three principal subsidiaries: Questar Gas provides retail natural gas distribution in Utah, Wyoming and Idaho; Wexpro develops and produces natural gas on behalf of Questar Gas; and Questar Pipeline operates interstate natural gas pipelines and storage facilities in the western U.S. For more information, visit Questar’s website at: www.questar.com.

About Dominion
Dominion is one of the nation’s largest producers and transporters of energy, with a portfolio of approximately 24,300 megawatts of generation, 12,200 miles of natural gas transmission, gathering and storage pipeline, and 6,500 miles of electric transmission lines. Dominion operates one of the nation’s largest natural gas storage systems with 933 billion cubic feet of storage capacity and serves utility and retail energy customers in 14 states. For more information about Dominion visit the company’s website at www.dom.com.

RBC Capital Markets, LLC, and Mizuho Bank, Ltd., have provided committed financing and are acting in the role of financial advisers to Dominion. Goldman, Sachs & Co. served as the exclusive financial adviser to Questar.

McGuireWoods LLP served as legal counsel to Dominion and Kirkland & Ellis LLP served as legal counsel to Questar.

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